

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 10, 2015

Mr. Rajesh Shah
Chief Financial Officer
Federal-Mogul Holdings Corporation
27300 West 11 Mile Road
Southfield, MI 48034

> **Re:    Federal-Mogul Holdings Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 8-K dated February 12, 2015**
> **Form 8-K dated October 28, 2015**
> **File No. 001-34029**

Dear Mr. Shah:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

25. Quarterly Financial Data (Unaudited), page 104

1. In future filings, please revise to clearly describe unusual or infrequently occurring items material to the results of each quarter, such as the goodwill impairment in the fourth quarter of 2014. Please refer to Item 302 (a)(3) of Regulation S-K.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 106

2. Please amend to include management's assessment of the effectiveness of your internal control over financial reporting as of the end of the fiscal year. The evaluation included

in the last paragraph concludes that your "disclosure controls and procedures were effective" rather than your internal controls over financial reporting. Please refer to Item 308(a)(3) of Regulation S-K. We further note that you have provided management's conclusion that your disclose controls and procedures are effective as of December 31, 2014. Please revise to include your assessment of the effectiveness of your disclosure controls and procedures in the previous section on Page 106, "Disclosure Controls and Procedures."

3.  We note that your independent registered public accounting firm's report on page 55 opines that management's assertion of the effectiveness of the Company's internal control over financial reporting excludes the internal control over financial reporting of the Honeywell brake component business acquired in 2014. However, we note that it does not appear that you identify this exclusion in your assessment on page 106. Please clarify or revise.

## 8-K filed February 12, 2015

4.  For your acquisition of the TRW engine components business completed on February 6, 2015, you indicate the financial statements of the acquired business and pro-forma financial information will be filed by amendment to this Form 8-K not later than 71 calendar days. However, it appears that you have not filed these financial statements. Please file an amended Form 8-K to provide these financial statements or tell us why you believe they are not required.

## 8-K filed October 28, 2015

5.  We note that you present certain non-GAAP measures in your third quarter highlights at the beginning of your earnings release, including operational EBITDA and adjusted net income, without providing the most directly comparable GAAP measurement in this section. As required by Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K, please revise your presentations and discussions to include, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. In this regard, your net (loss) income should precede non-GAAP measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure